Exhibit 13.18

Younow: We Reward Content Creators Already, Now We Will Do Much More
03.07.2019 Interview
https://digitalasset.live/2019/07/03/younow-we-reward-content-creators-and-now-we-will-do-more/
Younow is one of the largest live streaming platforms in the world. It is also unique, because it rewards video streamers for the provided content. But the platform will not stop here, in this interview Adi Sideman, Younow CEO (photo), reveals the daring plans of the video giant for the nearest future:
Question 1: You have recently asked SEC if it is ok to give tokens for free to streamers at Younow. Why do you need a permit to give them out for free, you do not sell them, do you?
Answer 1: Indeed, we are not selling Tokens. Apps that integrate Props, the users of these apps, and the PropsChain validators do not buy Props tokens but rather, they earn (‘mine’) Props based on their activity on the network. For users on YouNow specifically, these activities include content creation, active participation and curating content.
We are rewarding engaged, contributing users with a token that enables them to get in-app benefits on the apps they regularly use. In 2017, most people would refer to our token as a utility token, but today this term is less commonly used, because the regulator has expressed a view that nearly all tokens have some characteristics of a security, and therefore should be regulated under securities law.
This applies to tokens that are purchased, as well as tokens that are earned for activity or work. We are committed to staying compliant with U.S. law and regulation, and believe that doing so is the best strategy for Props’ long term prospects. I believe recent developments in the crypto market, including news from Binance, Libra and others, have shown that compliance with U.S. regulation is becoming a priority for many leading projects in the space. As such, to best protect both our users and other apps joining the Props Network, we went the extra mile to qualify our token offering with the SEC under Reg A. This enables us to achieve what we set out to do while staying compliant.
Younow Trending
Q2: Until recently, tokens in blockchain based projects were usually given out for free in airdrops, so that people could start using them.
In large projects, such as yours, only Steemit has chosen to reward content creators with tokens, and their attempt did not lead to mass adoption. What does Younow try to achieve byrewarding streamers with tokens?
A2: Our offering is not focused on airdropping tokens, but rather on enabling apps to better engage and reward their most valuable users, and drive more value to those users and themselves. Today, many digital networks amass hundreds of billions of dollars in enterprise value, but very little of it is shared with the users whose actions drive growth.
Content creators are a notable example. Our mission is to enable users who contribute to the growth of the network they are on, to be rewarded in a fair fashion. This is what the Props token is designed to do. It could be highly beneficial for all the stakeholders in a network: users getting their share of the network’s financial value, and app developers strengthening their alignment with users, and benefit from greater user loyalty.
Regarding Steem: we have great respect for Steemit and all they have achieved. Early implementations using Steem are innovative and cutting edge, but required users to be blockchain proficient, and did not work smoothly channels that regular users are familiar with, like mobile apps. These realities introduce speed bumps to user adoption.

Our approach is different, whereby blockchain and crypto are obfuscated and simplified whereby the average user does not necessarily know they are using a crypto powered app. This approach allows users to experience the benefits of apps sharing a token and a blockchain while enjoying a familiar user experience. Our approach is materially different from many others in the space: we have taken a very practical approach to bringing the benefits of a decentralized economy and a share in the value creation with regular people and regular apps. And Props functions within the type of UX anyone could intuitively use, rather than attempt to rely on purely decentralized layers that are not yet user friendly.
Q3: Perhaps the main question is when and how your tokens will have value in dollars. What is your estimate on their price, if there is an estimate, and how exactly do you think the Props will get value?
Younow Top
A3: We will be working towards a listing on a regulated Alternative Trading System (ATS) that lists tokens for trading once those come online. There are multiple well known organizations in crypto that have publicly discussed their efforts to obtain such ATS related licenses. We are in touch with the relevant players in the industry. We do not yet have a confirmed timeline for listing, and will provide more updates in due time.
The Price per Token listed on our Reg A filing is $0.1369, which represents the full price paid in our 2017 token offering – the last time tokens were sold. Note that any app integrating Props provides significant utility for the tokens inside the app. The Props Protocol Rewards Engine creates a strong incentive for app developers to provide as much utility as possible for the tokens within each app. This is ultimately where the value of the token stems from.
Q4: Younow enjoys quite an audience already, several million downloads, including myself, several hundred streamers at any time active at your platform. A top broadcaster has over half a million likes. Do you think tokens reward will increase these numbers, do you have any estimates?
A4: Once launched, Props will become the underlying token of YouNow, an app that has been running using a (non-crypto) digital currency since 2014, and, to date, sold $70M of that currency to users, with thousands of micro transactions happening daily.
We have been sharing revenue with content creators, but when our most valuable users told us they don’t believe they are fairly compensated, when they asked for a stake in the network – we listened. We understand their just desire to become partners in the success of a network they are such a critical part of. Props is largely an answer to those organic needs, and the needs of other app developers operating such networks.
Our research shows that users who are financially rewarded for their contribution to the network are 2.5X more retained compared to users who contribute value, but are not financially rewarded for it. Using blockchain technology and a token allows us to: (1) scale the number of users who are financially rewarded, from less than 1% of our users to virtually any user that adds value to the network and (2) instead of giving a flat share of the revenue, reward users with a token that gives them a financial stake in the network. That has the potential to create much better alignment between app and users. Further, the ability to impact a massive amount of users with a motivating financial stake in the network is a force multiplier opportunity, and we expect to see it impact the YouNow numbers, as well as the numbers of other apps that integrate Props.

Q5: What will streamers be able to do with your tokens, besides rewarding other streamers? Do you partner with any merchants, for them to accept your tokens as means of payment, or it will have to go through other crypto/fiat money?
A5: The more Props a YouNow user holds, they receive more utility and benefits they get inside the app. Props is not designed as a means of payment, and on the user level it operates in a similar way to what some refer to as “Discount Token” (Binance token is a notable example). The system is designed to encourage users to hold Props for the utility they enable, rather than pay for goods with it. Some of the benefits we will be launching for Props holders in YouNow, upon qualification of our offering and, in the coming months will include: discounts for in-app items, a daily stipend of in-app currency, access to exclusive virtual gifts, in-app status / user level based on Props holding (status is the main activity driver in the gamified YouNow environment, as is the case for many social games and apps) which allows for higher exposure/discoverability, tipping other users and more, as detailed in our Reg A offering.
We partner with apps that wish to better reward their users via Props. We provide apps out-of-the box solution to easily integrate Props tokens. Apps act as ‘miners’ and earn the tokens from the protocol daily, algorithmically, based on their verifiable contribution to the Props economy. They share a portion of that with their users, and can keep a portion to themselves. I encourage app owners to review the opportunity on www.PropsProject.com and contact us to learn how they can start mining Props.
Younow Top User Page
Q6: Once the initial portion of tokens will be given out, do you plan to issue more? Or there will be a finite number?
A6: We expect there to be a finite number of 1 billion Props tokens. Of the 1 billion, only 600 million have been minted to date, and 400 million tokens are to be ‘mined’ by apps, over years, to share with their value creating users.
~70 million tokens are available for grants to apps participating in the Props Network.
Q7: Are Props utility tokens, to fulfill functions inside your network, if yes, which ones, or there are rather security tokens, similar to shares in Younow. If yes, will the token holders be entitled to dividends?
A7: Props have a unique utility within each app that deploys it. For example, on YouNow, the first app on the network, the more Props a user holds: a. the more in app currency (Bars) they will receive for in-app purchases; b. the higher their status within the app; and more benefits, as I described earlier (see Q5). Other apps that are integrating Props are designing different utility for their users – based on the nature of the app. Beyond the utility on each app, Props turns the users’ social capital into a financial stake in the network they help grow. This is a revolutionary business model, that allows users to benefit from the network’s long term value.
Props Project
Q8: Currently most Younow streamers are young, the content they provide is often centered around ‘look what I do right now’, which is logical, you focus on live videos. Do you plan to expand in other formats, and if yes, how?
A8: There are two parts to this answer. First, it is critical to understand that Props will power different apps that do materially different things and have materially different demographics. What these apps share is their desire to better engage and reward their valuable users, as well as a database (PropsChain)

for transactions and other information sharing, and a token (Props). In that context, Props have nothing to do with any particular type of content or demo, they could apply to thousands of apps that have contributing users or a two-sided market. Props abstracts the blockchain tech, compliance and tokenomics, so apps can deploy Props the way they do with other APIs.
For example, apps like Paltalk, that have announced their integration of Props last week, have a very different use case from YouNow. I encourage app owners to visit PropsProject.com and contact us to learn how their community and they themselves car start earning Props and gain a financial stake in the network. Second, we chose to start with live streaming as we have significant experience introducing digital currency within YouNow. We have millions of users who have already been transacting in a digital, non-crypto currency on YouNow (purchasing over $70M of it). With this established user behavior, YouNow – as well as other games/apps with in-app purchases – is a very natural environment to introduce a token like Props into. So here is a community that we love and know well, and we have an opportunity to more fairly reward its members for the value they bring. In terms of the content on YouNow itself, we’ve been adding support for gaming on YouNow, enabling video game streamers to start broadcasting and earning Props. We expect to officially launch YouNow gaming this summer.
Legal Disclaimer: Read more about Props here. This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has “qualified” the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Props Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement. YouNow is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for developing the platform and future utility for the Props Token, future qualification of our Reg A+ offering and launch of our network, and collaborations and partnerships. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.